FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities

Exchange Act of 1934

For the 14 of February, 2006

M-SYSTEMS FLASH DISK PIONEERS LTD.

(Translation of registrant's name in English)

7 Atir Yeda St.

Kfar Saba 44425, Israel

(Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):

82-___________________.

This Form 6-K is incorporated by reference into our Registration Statements on Form F-3 filed with the Securities and Exchange Commission (Registration No. 333-126774 and Registration No. 333-129291).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

M-Systems Flash Disk Pioneers Ltd.
(Registrant)
Date:	February 14, 2006	By:	/s/ Donna Gershowitz
General Counsel

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MINUTES OF THE ANNUAL GENERAL MEETING

OF THE SHAREHOLDERS OF

M-SYSTEMS FLASH DISK PIONEERS LTD.

The Annual General Meeting of Shareholders of M-Systems Flash Disk Pioneers Ltd. (the "Company") was duly convened and was held at the offices of the Company at 7 Atir Yeda St., Kfar Saba 44425, Israel on Monday, February 6th, 2006 at 10:00 a.m. Israel time.

WHEREAS, the Annual General Meeting of Shareholders was scheduled to take place on December 22nd, 2005 and, pursuant to Israeli law and in accordance with the terms of the Company`s Articles of Association, the December 22nd meeting was adjourned, by a majority vote of the shareholders present at such meeting, to January 5th, 2006, which meeting was adjourned, by a majority vote of the shareholders present at such meeting, to February 6th, 2006 (the "Meeting").

Dov Moran, the Company`s President, Chief Executive Officer and Chairman of the Board of Directors, who was appointed and presided as Chairman of the Meeting pursuant to Article 25 of the Company`s Articles of Association, called the Meeting to order.  Ms. Donna Gershowitz, the Company`s General Counsel, was appointed Secretary of the Meeting and kept the minutes thereof.

The Chairman requested that, if they had not already done so, all shareholders of the Company desiring to vote in person so inform the Chairman and all persons holding proxies file them with the Chairman.

The Chairman reported that since more than two (2) shareholders were present at the Meeting, in person or by proxy, the quorum requirements for an adjourned meeting, as set forth in Article 24(c) of the Company`s Articles of Association, have been satisfied. The Chairman thereupon declared that a quorum was present for the transaction of business.

The Chairman presented a certified list of shareholders as of the record date of November 14th, 2005 and an affidavit as to the mailing on December 1st, 2005 of a Notice of the Annual General Meeting of Shareholders, Proxy Statement (including Appendices A and B thereto), Proxy Supplement and proxy in the form attached to the affidavit, to each shareholder of record entitled to vote at the meeting.  The list of shareholders and the affidavit were ordered filed with the records of the meeting.

The Chairman called for nominations for directors of the Company. The following individuals were nominated:

Dov Moran	Dr. Hans Wagner	Zehava Simon
Aryeh Mergi	Yossi Ben Shalom	Yuval Neeman
Dana Gross

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Messrs. Moran, Mergi, Neeman and Ben Shalom, Dr. Wagner and Ms. Gross and Simon were each nominated to hold office until the next Annual General Meeting and until his or her successor shall have duly taken office, unless his or her office is earlier vacated under any relevant provisions of the Israeli Companies Law, 5759-1999, of the State of Israel (the "Companies Law") and the Articles of Association of the Company.  There being no further nominations, the Chairman declared nominations closed and ordered that a vote be taken.

The Chairman then asked if there were any questions; there were none.  The Chairman conducted the vote by ballot and reported that the holders of a majority of the shares present in person or by proxy, entitled to be voted at the meeting and voting thereon, had voted in favor of the election of all of the nominees as directors of the Company.  The Chairman thereupon declared that Messrs. Moran, Mergi, Neeman and Ben Shalom, Dr. Wagner and Ms. Gross and Simon had been elected directors of the Company, each to serve (subject to the Company`s Articles of Association) for the term above mentioned and until his or her respective successor has been elected and qualified.

Thereupon, a motion for the approval and adoption of the following resolutions was duly made and seconded:

RESOLVED, that Kost Forer & Gabbay be, and they hereby are, appointed as the Company`s independent auditors for the fiscal year ending December 31st, 2005, and that the Audit Committee of the Board be, and it hereby is, authorized to fix the remuneration of said auditors in accordance with the volume and nature of their services.

RESOLVED, that, following the approval both by the Audit Committee and the Board, in compliance with the requirements of the Companies Law:

(i) the grant to Mr. Dov Moran, the Company`s Chairman of the Board, President and Chief Executive Officer, of options to purchase One Hundred Thousand (100,000) Ordinary Shares, on such terms as determined by the Board and such other terms and conditions as are set forth in the Company`s 2003 Stock Option and Restricted Stock Incentive Plan (the "Option Plan"), be, and the same hereby is approved;

(ii) the grant to Mr. Aryeh Mergi, the Executive Vice President of Business Development and a Director, of options to purchase Eight Thousand (8,000) Ordinary Shares, on such terms as determined by the Board and such other terms and conditions as are set forth in the Option Plan, be, and the same hereby is, approved;

(iii) the grant to Ms. Dana Gross, the Chief Marketing Officer and a Director, of options to purchase Twenty Five Thousand (25,000) Ordinary Shares, on such terms as determined by the Board and such other terms and conditions as are set forth in the Option Plan, be, and the same hereby is, approved;

(iv) the grant to Dr. Hans Wagner, a Non-Employee Director, of options to purchase Eight Thousand (8,000) Ordinary Shares, on such terms as determined by the Board and such other terms and conditions as are set forth in the Option Plan, be, and the same hereby is, approved;

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(v) the grant to Ms. Zehava Simon, as an initial grant to a newly appointed Non-Employee Director, of options to purchase Fifteen Thousand (15,000) Ordinary Shares, on such terms as determined by the Board and such other terms and conditions as are set forth in the Option Plan, be, and the same hereby is, approved;

(vi) the grant to Mr. Yuval Neeman, as an initial grant to a newly appointed Non-Employee Director, of options to purchase Fifteen Thousand (15,000) Ordinary Shares, on such terms as determined by the Board and such other terms and conditions as are set forth in the Option Plan, be, and the same hereby is, approved;

(vii) the grant to Yossi Ben Shalom, a Non-Employee Director, of options to purchase Eight Thousand (8,000) Ordinary Shares, on such terms as determined by the Board and such other terms and conditions as are set forth in the Option Plan, be, and the same hereby is, approved;

(viii) the respective grants to each of Messrs. Yair Shoham and Itsik Onfus, each an external director ("External Director") within the meaning of the Companies Law, of options to purchase Eight thousand (8,000) Ordinary Shares, on such terms as determined by the Board and such other terms and conditions as are set forth in the Option Plan, be, and the same hereby is, approved; and

RESOLVED, that as of April 19, 2005, the date such compensation was approved by the Board of Directors, the payment to each of the directors, other than the Chairman of the Board of compensation for their service as directors in the amount of US $10,000 per year and US $400 per in-person board or committee meeting be, and the same hereby is, approved.

RESOLVED, that in order to enable External Directors, whose service is limited under the Companies Law to a maximum of six years, to benefit from the options granted to them prior to the termination of their service, in the event that the service of any External Director who has served for five years or more is terminated for any reason other than the matters listed in Section 226(a) of the Companies Law, all unvested options issued henceforth held by such director shall automatically vest and become exercisable immediately prior to such termination be, and the same hereby is, approved.

RESOLVED, that, the change to the Company`s name to M-Systems Ltd., or such other name incorporating the words "M-Systems" as shall be approved by the Israeli Registrar of Companies, and an amendment of the Company`s Articles of Association to reflect such new name, be, and the same hereby is, approved.

RESOLVED, that the Articles of Association of the Company be, and hereby are, amended and restated in their entirety in the form attached to the Proxy Statement as Appendix A.

RESOLVED, that the amendment of the current indemnification agreements between the company and its directors and officers as set forth in Appendix B to the Proxy Statement be, and the same hereby is, approved.

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RESOLVED, that the replacement of the company`s current directors` and officers` Insurance Policy with a new Insurance Policy which will provide for an aggregate coverage of up to US$50 million, be, and the same hereby is, approved. Management of the Company is authorized to negotiate and finalize the terms of the new Insurance Policy substantially in accordance with the above terms.

There being no questions, the Chairman, conducted the vote and counted the proxies and reported that the holders of a majority of the shares present, entitled to be voted at the meeting and voting thereon, had voted for the approval and adoption of all of the proposed resolutions.  The Chairman then announced that the resolutions set forth above had been approved and adopted.

The Chairman then reviewed the Management`s report on the business of the Company for the year ended December 31, 2005.  There were no questions relating thereto.

There being no further business, upon motion duly made and seconded and unanimously carried, the meeting was adjourned.

/s/ Dov Moran Dov Moran, Chairman	/s/ Donna Gershowitz Donna Gershowitz, Secretary of the Meeting

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